UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended

Commission File Number

EQUINOX GOLD CORP.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	1040	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

700 West Pender Street, Suite 1501

Vancouver, British Columbia

V6C 1G8

(Address and telephone number of registrant’s principal executive offices)

CT Corporation

28 Liberty Street

New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☐  Yes            ☒  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐  Yes            ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

FORWARD LOOKING STATEMENTS

This Registration Statement on Form 40-F, including the exhibits hereto (collectively, the “Form 40-F”) includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively “forward-looking statements”). These statements appear in a number of places in this Form 40-F and include statements regarding the Registrant’s intent, or the beliefs or current expectations of the Registrant’s officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause the Registrant’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this 40-F, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “contemplate”, “possible”, “objective”, “anticipates”, “seeks”, “target”, “underway”, “budget”, “schedule”, “potential” and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “occur” or “be achieved” or the negative connotation of such terms. As well, forward-looking statements may relate to the Registrant’s future outlook and anticipated events, such as the Registrant’s ability to successfully operate Mesquite and Aurizona and achieve the annual production and costs estimated for Mesquite and Aurizona, exploration results at Mesquite and Aurizona and the Registrant’s ability to expand the resource base and extend the mine life at Mesquite and Aurizona, the Registrant’s ability to restart production at Castle Mountain and timing of the anticipated restart of production, the Registrant’s ability to achieve the results anticipated in the Castle Mountain pre-feasibility study, conditions and risks associated with the corporate revolving credit facility, conditions and risks associated with the convertible notes, and statements regarding the Registrant’s assets, future financial position, business strategy, budgets, litigation, projected costs, financial results, exploration results, taxes, plans and objectives. The Registrant has based these forward-looking statements largely on the Registrant’s current expectations and projections about future events and financial trends affecting the financial condition of the Registrant’s business. These forward-looking statements were derived using numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause the Registrant’s actual results to differ materially from those in the forward-looking statements and include but are not limited to: (1) there being no significant disruptions affecting the Registrant’s operations or projects; (2) political, security and legal developments in jurisdictions where the Registrant operates or may in future operate, being consistent with the Registrant’s current expectations; (3) the accuracy of the Registrant’s mineral reserve and mineral resource estimates; (4) the exchange rates between the Canadian dollar, the U.S. dollar and the Brazilian reais being approximately consistent with current levels; (5) prices for key supplies, equipment, labour and material costs being consistent with the Registrant’s current expectations; and (6) all required permits, licenses and authorizations being obtained in a timely manner or at all, or if obtained, remaining in place, from relevant governments. While the Registrant considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, the Registrant assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If the Registrant updates any one or more forward-looking statements, no inference should be drawn that the Registrant will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this 40-F are expressly qualified in their entirety by this cautionary statement.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

The Registrant is subject to the reporting requirements of applicable Canadian securities laws, and as a result reports its mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101, Standards of Disclosure for Mineral Properties (“NI 43-101"). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). U.S. reporting requirements are currently governed by the SEC’s Industry Guide 7 (“Guide 7”). This Form 40-F includes estimates of mineral reserves and mineral resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Consequently, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of Guide 7. The Registrant also reports estimates of “mineral resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized by NI 43-101, they are not defined terms under Guide 7 and, generally, U.S. companies reporting pursuant to Guide 7 are not permitted to report estimates of mineral resources of any category in documents filed with the SEC. As such, certain information contained in this Form 40-F concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC pursuant to Guide 7. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(l) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.68, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF THE SECURITIES

The Registrant is authorized to issue an unlimited number of Common Shares, without par value.  The holders of Common Shares are entitled to: (i) one vote per Common Share at all meetings of shareholders; (ii) receive dividends as and when declared by the directors of the Registrant; and (iii) receive a pro rata share of the assets of the Registrant available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of the Registrant. There are no pre-emptive, conversion or redemption rights attached to the Common Shares.

OFF-BALANCE SHEET TRANSACTIONS

The Registrant does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2018, the Company had the following contractual obligations outstanding:

(Cdn$ in thousands)	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Loans and borrowings and accrued interest	$270,285	$70,605	$70,129	$65,437	$64,114	$–	$–
Accounts payable and accrued liabilities	51,182	51,182	–	–	–	–	–
Production-linked payments	6,000	1,673	2,132	2,195	–	–	–
Reclamation payments(1)	31,823	396	1,565	3,234	5,980	4,240	16,408
Purchase commitments	25,402	22,001	3,075	118	105	103	–
Lease commitments	306	196	110	–	–	–	–
Total	$384,998	$146,053	$77,011	$70,984	$70,199	$4,343	$16,408
(1)	Amount represents undiscounted future cash flows.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to this Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOX GOLD CORP.

/s/ Susan Toews
Name:	Susan Toews
Title:	General Counsel and Corporate Secretary

Date: September 9, 2019

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this registration statement on Form 40-F.

Exhibits	Documents
99.1	Management’s Discussion and Analysis for the three and six months ended June 30, 2019
99.2	Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2019 and 2018
99.3	Management’s Discussion and Analysis for the three months ended March 31, 2019
99.4	Unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2019 and 2018
99.5	Annual Information Form for the year ended December 31, 2018
99.6	Management’s Discussion and Analysis for the year ended December 31, 2018
99.7	Audited Consolidated Financial Statements for the years ended December 31, 2018 and 2017
99.8	Management’s Discussion and Analysis for the three and nine months ended September 30, 2018
99.9	Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2018 and 2017
99.10	Management’s Discussion and Analysis for the three and six months ended June 30, 2018
99.11	Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2018 and 2017
99.12	Management’s Discussion and Analysis for the three months ended March 31, 2018
99.13	Unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2018 and 2017
99.14	Management’s Discussion and Analysis for the year ended December 31, 2017
99.15	Audited Consolidated Financial Statements for the years ended December 31, 2017 and 2016
99.16	Supplemental Warrant Indenture dated as of August 20, 2019, between Equinox Gold Corp. and Computershare Trust Company
99.17	Supplemental Warrant Indenture dated as of August 20, 2019, between Equinox Gold Corp. and Computershare Trust Company
99.18	Material Change Report dated August 23, 2019
99.19	Material Change Report dated July 2, 2019
99.20	Report of voting results with respect to the annual meeting of Equinox Gold Corp. shareholders held on May 1, 2019
99.21	Material Change Report dated April 16, 2019
99.22	Early Warning Report dated April 12, 2019
99.23	Amended and Restated Credit Agreement dated as of April 11, 2019, between Equinox Gold Corp. and Solius AcquireCo Inc., as Borrowers, The Bank of Nova Scotia, as Administrative Agent, The Bank of Nova Scotia as Lead Arranger and Sole Bookrunner and The Bank of Nava Scotia, Bank of Montreal, ING Capital LLC, Société Générale and the several lenders from time to time parties thereto
99.24	Convertible Debenture in the principal amount of US$130,000,000 issued April 11, 2019
99.25	Investor Rights and Governance Agreement dated as of April 11, 2019, between MDC Industry Holding Company LLC and Equinox Gold Corp.

99.26	Information circular dated March 18, 2019 with respect to the annual meeting of Equinox Gold Corp. shareholders held on May 1, 2019
99.27	Technical Report on Mesquite Gold Mine dated March 18, 2019
99.28	Material Change Report dated March 7, 2019
99.29	Subscription Agreement dated as of February 25, 2019, between Equinox Gold Corp. and MDC Industry Holding Company LLC
99.30	Credit Agreement dated as of October 30, 2018, between Solius AcquireCo Inc., as Borrower, The Bank of Nova Scotia, as Administrative Agent, The Bank of Nova Scotia as Lead Arranger and Sole Bookrunner and The Bank of Nava Scotia, Bank of Montreal, ING Capital LLC, Société Générale and the several lenders from time to time parties thereto
99.31	Material Change Report dated October 17, 2018
99.32	Early Warning Report dated October 11, 2018
99.33	Material Change Report dated October 6, 2018
99.34	Material Change Report dated September 28, 2018
99.35	Share Purchase Agreement dated as of September 19, 2018, among Solius AcquireCo Inc., Equinox Gold Corp. and New Gold Inc.
99.36	Technical Report on Castle Mountain Project dated August 28, 2018
99.37	Material Change Report dated August 13, 2018
99.38	Material Change Report dated August 10, 2018
99.39	Report of voting results with respect to the annual and special meeting of Equinox Gold Corp. shareholders held on July 26, 2018
99.40	Material Change Report dated June 29, 2018
99.41	Arrangement Agreement dated as of June 20, 2018, between Equinox Gold Corp. and Solaris Copper Inc.
99.42	Translation of Agreement for the Provision of General Mining Services and Other Covenants dated March 6, 2018, between Mineração Aurizona S.A. and U & M Mineração e Construção Ltda.
99.43	Business Acquisition Report dated March 6, 2018
99.44	Early Warning Report dated March 5, 2018
99.45	Early Warning Report dated January 16, 2018
99.46	Early Warning Report dated January 5, 2018
99.47	Consent of KPMG LLP
99.48	Consent of David Laing, BSc, MIMMM
99.49	Consent of Scott Heffernan, MSc, P. Geo.
99.50	Consent of Gordon Zurowski, P. Eng.
99.51	Consent of Bruce Davis, FAusIMM
99.52	Consent of Nathan Earl Robison, PE
99.53	Consent of Robert Sim, P. Geo.
99.54	Consent of Jeffrey L. Woods, SME MMAS
99.55	Consent of Timothy D. Scott, RM SME
99.56	Consent of Todd Wakefield, SME-RM
99.57	Consent of Don Tschabrun, SME RM
99.58	Consent of Terre Lane, MMSA

99.59	Consent of James Currie, P. Eng
99.60	Consent of Lycopodium Minerals Canada Ltd.
99.61	Consent of Antonio Loschiavo, P. Eng
99.62	Consent of Gary Giroux, P. Eng.
99.63	Consent of Jose Carlos Virgili, P. Eng., MAusIMM (CP)
99.64	Consent of Robert Wilson, P. Geo
99.65	Consent of Sindy Cheng, P. Eng.
99.66	Consent of Trevor Rabb, P. Geo, B.Sc.
99.67	Consent of Miguel Tortosa, P. Eng
99.68	Consent of Neil Lincoln, P. Eng